NO ACT

RE
2-3-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005690

February 3, 2011

R. David Patton
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-3-11

Re: Mohawk Industries, Inc.

Dear Mr. Patton:

This is in regard to your letter dated February 3, 2011 concerning the shareholder proposal submitted by the New York State Common Retirement Fund for inclusion in Mohawk's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Mohawk therefore withdraws its January 20, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Patrick Doherty
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue – 31st Floor
New York, NY 10017

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

R. David Patton | Direct Dial: 404-881-7951 | E-Mail: dave.patton@alston.com

February 3, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Mohawk Industries, Inc.
Withdrawal of No-Action Request Regarding Stockholder Proposal by The Comptroller of the State of New York, as Sole Trustee of the New York State Common Retirement Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Mohawk Industries, Inc. ("Mohawk" or the "Company") to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of Mohawk's intention to withdraw a no-action request submitted by the Company to the Staff on January 20, 2011 (the "No-Action Request"). The No-Action Request sought confirmation that the Staff would not recommend enforcement action to the Commission if the Company, in reliance on Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), excluded from its proxy materials for the Company's 2011 Annual Meeting a stockholder proposal and supporting statements (the "Proposal") submitted to the Company by The Comptroller of the State of New York, as Sole Trustee of the New York State Common Retirement Fund (the "Proponent").

The Proposal urged Mohawk's Board of Directors to adopt a code of conduct based on the core labor rights standards of the United Nations' International Labor Organization and publish annually a report verified by an independent third party on labor and human rights risk mitigation in its supply chain. The No-Action Request set forth the basis for the Company's view that the Proposal was excludable pursuant to Rules 14a-8(i)(10) and 14a-8(i)(7) of the Exchange Act.

On behalf of Mohawk, we hereby notify the Staff that the Company is withdrawing the No-Action Request because the Proponent has withdrawn the Proposal. A copy of the Proponent's signed letter of withdrawal is attached hereto as Appendix A.

Pursuant to Rule 14a-8(j), Mohawk is concurrently sending a copy of this letter to the Proponent as notice of the Company's withdrawal of the No-Action Request.

Please call the undersigned at (404) 881-7951 if you should have any questions or need additional information.

Sincerely,



R. David Patton

cc: James T. Lucke
Vice President and General Counsel
Mohawk Industries, Inc.
160 South Industrial Boulevard
Calhoun, GA 30701

The Comptroller of the State of New York,
as Sole Trustee of the New York State Common
Retirement Fund (Proponent)
633 Third Avenue – 31st Floor
New York, NY 10017
Attn: Patrick Doherty

LEGAL01/13157805v1

Appendix A

Letter of Withdrawal



THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

February 3, 2011

Mr. James T. Lucke
Vice President & General Counsel
Mohawk Industries, Inc.
160 South industrial Blvd., S.W
P.O. Box 12089
Calhoun, Georgia 30703-7002

Dear Mr.Lucke:

On the basis of the information and commitments contained in your letter of February 2 relating to Mohawk Industries' policies regarding supplier labor standards, I hereby withdraw the resolution filed with your company by the Office of the State Comptroller on behalf of the New York State Common Retirement Fund.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

R. David Patton | Direct Dial: (404) 881-7951 | E-mail: dave.patton@alston.com

January 20, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal by The Comptroller of the State of New York, as Sole Trustee of the New York State Common Retirement Fund

Ladies and Gentlemen:

Our client, Mohawk Industries, Inc. ("Mohawk" or the "Company"), has received a stockholder proposal and supporting statement (the "Proposal") submitted by The Comptroller of the State of New York, as Sole Trustee of the New York State Common Retirement Fund (the "Proponent") for inclusion in the proxy materials for the Company's 2011 Annual Meeting (the "2011 Proxy Materials"). The Proposal urges Mohawk's Board of Directors (the "Board") to adopt a code of conduct based on the core labor rights standards of the United Nations' International Labor Organization and publish annually a report verified by an independent third party on labor and human rights risk mitigation in its supply chain. For your review, we have attached a copy of the Proposal as Appendix A.

On behalf of Mohawk, we hereby notify the Division of Corporation Finance (the "Division") of Mohawk's intention to omit the Proposal pursuant to (1) Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because the Proposal has been substantially implemented by the Company, and (2) Rule 14a-8(i)(7) of the Exchange Act because the Proposal deals with ordinary business operations. We respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable as set forth below.

Pursuant to Rule 14a-8(j) under the Exchange Act, a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of Mohawk's intention to omit the Proposal from its 2011 Proxy Materials. Mohawk intends to file its definitive 2011 Proxy Materials on or about April 11, 2011. Accordingly, pursuant to

Rule 14a-8(j), this letter is being submitted not less than 80 days before Mohawk files its definitive proxy statement and form of proxy with the Securities and Exchange Commission (the "Commission").

1. Background

Given the importance of sustainability to the Company's customers, employees and supply chain base, the Company recognized the practical implications to the Company's day-to-day business operations and began implementing elements of a comprehensive sustainability program years ago. One of the Company's senior executives, Bill Kilbride - President Mohawk Home, was appointed Chief Sustainability Officer and Mr. Kilbride presides over a Sustainability Council comprised of other Mohawk senior executives who meet regularly to assess the Company's progress.

In 2010, the Company published its first Sustainability Report for its 2009 fiscal year using Global Reporting Initiative, or "GRI", reporting metrics. The Company is committed to continued reporting and the Company is currently preparing a Sustainability Report for 2010 that will be issued in 2011. GRI is a globally-recognized, comprehensive platform for sustainability reporting. Further, the Company's report was audited and certified by Firmus Agnitio (also known as FIRA), an independent firm specializing in the field. The Company is among a small percentage of companies that take the additional step of having such sustainability reports independently audited, demonstrating Mohawk's confidence in its process and its commitment to the program.

The Company also has Supplier Codes of Conduct (such as the one attached as Appendix B) in place that address products and raw materials obtained from suppliers operating outside of the United States. These codes include non-discrimination, employee safety and labor rights provisions, together with prohibitions on the use of forced and child labor.

Since the Company has invested considerable time and effort to implement a sustainability initiative and reporting program tailored to the needs of its business, employees and customers, Mohawk believes that an independent report as suggested by the Proposal with respect to only one aspect of sustainability will be counter-productive to its efforts in this area. While the Company's report for 2009 emphasized the collecting and reporting of data with respect to environmental matters, the report also addressed labor and human rights issues which are also important initiatives in GRI's sustainability reporting framework.

2. The Proposal has been Substantially Implemented and is Excludable under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the exclusion of stockholder proposals if a company has already substantially implemented the proposal. According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of the shareholders having to consider matters which already have been favorably acted upon by the management..." *Exchange Act Release No. 34-12598* (July 7, 1976), Part II. 10. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. Rather, the applicable standard is one of substantial implementation. *See Exchange Act Release No. 34-20091* (Aug. 16, 1983). *See e.g. Caterpillar Inc.* (Mar. 11, 2008); *Wal-Mart Stores, Inc.* (Mar. 10, 2008); *The Dow Chemical Co.* (Mar. 2, 2006). The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, even if implemented in ways that differ from those suggested by the proponent, or has implemented the essential objectives of the proposal, the stockholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See XCel Energy Inc.* (Feb. 17, 2004) (proposal requesting report to shareholders of investigation by independent committee of the board of directors regarding pressure to reduce CO_2 and other emissions substantially implemented by company's programs to reduce emissions at various power plants and other environmental compliance initiatives related to emission reduction, leadership in the development and use of renewable energy and the posting of a report addressing actions taken by the company); *The Gap, Inc.* (Mar. 16, 2001) (proposal requesting report on child labor practices substantially implemented by establishment and implementation of Code of Vendor Conduct, implementation of extensive internal and external monitoring programs, publication of information on its website with respect to Vendor Code and willingness to discuss matters in proposal with shareholders, as well as routine correspondence with such parties with respect to such matters); *Kmart Corp.* (Feb. 23, 2000) (proposal requesting report on vendor's standards and compliance program for company's vendors, subcontractors and agents in other countries substantially implemented through company's establishment of vendor workplace code of conduct, use of third party monitoring program, circulation of shareholder report and discussion of matters with shareholders). In all of the above cited matters, the Staff concurred that a company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed.

Mohawk currently has policies and procedures in place relating to the subject matter of the Proposal that address the underlying objectives of the Proposal: the safety and fair treatment of employees of the Company's suppliers. Mohawk also implemented a sustainability program, which includes reporting on the elements addressed by the Proposal, and has been proactive in addressing labor and human rights for years through the use of Supplier Codes of Conduct and the implementation of internal programs monitoring compliance with these codes. In addition, Mohawk has made its sustainability report available on its website at www.mohawksustainability.com and will continue to do so. Management has been available to discuss with stockholders, and will continue to be available to discuss with stockholders, the Company's approach to addressing labor and human rights issues. Therefore, the Proposal's objectives have been substantially implemented through the Company's pre-existing Codes of Conduct, sustainability reporting, internal monitoring programs, publication of information on its website with respect to its sustainability initiatives, and its willingness to discuss these matters with stockholders.

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2011 Proxy Materials under Rule 14a-8(i)(10), as it has been substantially implemented.

3. The Proposal Relates to the Company's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7).

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7) because the subject matter of the Proposal relates to the "ordinary business" operations of the Company and would require that the stockholders "micromanage" the affairs of the Company. According to *Exchange Act Release No. 34-40018* (May 21, 1998) (the "1998 Release"), the Staff determines excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which the proposal is directed. The underlying policy of the ordinary business exclusion, consistent with the policy of most state corporate laws, is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." 1998 Release, Part III. In providing guidance on how to make the case-by-case determination, the 1998 Release indicates that the policy underlying the ordinary business exclusion rests on two central themes. The first policy consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include...decisions on production quality and quantity, and the retention of suppliers." Id. The second policy consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. We believe the Proposal may be omitted based on these two considerations.[1]

[1]It is well settled that formulating a stockholder proposal as a request for a report or study of a particular matter will not avoid the reach of Rule 14a-8(i)(7) if the underlying subject matter involves the ordinary business operations of a company. See Newmont USA Ltd. (Jan. 12, 2006) (permitting exclusion of proposal requesting that management review foreign operations and issue a report to shareholders); Exchange Act Release No. 34-20091 (Aug. 16, 1983) (stating that with regard to proposals requesting the preparation of reports, "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable").

a. The Subject Matter of the Proposal Relates to the Ordinary Business Operations of the Company

The Proposal is properly excludable because it relates to and affects subjects which are fundamental to management's ability to run a company on a day-to-day basis that could not as a practical matter be subject to direct stockholder oversight. Decisions regarding the choice of products offered by the Company, the raw materials necessary to produce products manufactured by the Company, and the suppliers from which such products and raw materials are procured are a principal part of management's role. Many of the Company's customers require Mohawk to adhere to certain customer specific standards and to cause its suppliers to adhere to them as well. In each case, Mohawk's management team must decide whether to comply with such requirements in order to secure the business, and the Company implemented the codes of conduct and sustainability initiatives discussed in Section 2 hereof at least in part in response to customer preferences.

We recognize that the Commission has made an exception to this general rule for proposals that might touch on ordinary business operations, but truly focus on significant issues of social policy "because the proposals would transcend the day-to-day business matters." 1998 Release, Part III. Recently, the Staff has clarified the excludability of such proposals. In Staff Legal Bulletin No. 14E(CF), released October 27, 2009 (the "October 2009 Bulletin"), Part B, the Staff stated:

> *- we will consider whether the underlying subject matter ... involves a matter of ordinary business to the company. In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) ...*

Although the Proposal and the supporting statement make broad references to public policy concerning labor and human rights, the Proposal would have the effect of differentiating among the Company's suppliers, with the implication that some suppliers and the products and raw materials they sell are less, or even not, acceptable for purchase by the Company. The elimination of one or more suppliers from consideration could result in the elimination of some Company product offerings. Consideration of each of these decision points is obviously necessary but such consideration is properly the domain of the Company's management team in light of the Company's customer base, customer preferences, business objectives, etc., not the Company's shareholders, as evidenced by the fact that the Company has already addressed the underlying objectives of the Proposal as discussed above. The Staff has consistently agreed with this assessment and found that decisions regarding the sale of particular products and the retention of suppliers are a part of a company's ordinary business operations and therefore may be excluded under Rule 14a-8(i)(7). *See, e.g.,* 1998 Release Part III;

Lowe's Companies, Inc. (Feb. 1, 2008) (proposal regarding sale of product deemed excludable).

The evaluation of suppliers and their practices required by the Proposal is, at its core, the essence of what the Company's management must do every day in the conduct of its ordinary business: determine products and product features that consumers desire, and evaluate and select a means of procuring or producing those products, including the selection of products and raw materials and the suppliers thereof. At each step, management must weigh the advantages and disadvantages of each choice, in light of customer preferences and requirements and the risks posed by choosing one option over another. These are choices intrinsically connected to the Company's day-to-day operations and that management is uniquely situated to make, as the Staff has frequently recognized in the past and should again in this case. Thus, the Proposal is properly excludable because it relates to subjects which are fundamental to management's ability to run a company on a day-to-day basis that could not as a practical matter be subject to direct stockholder oversight.

b. *The Proposal Requires the Stockholders to Micromanage the Affairs of the Company*

While the subject matter of the Proposal is sufficient to permit its exclusion in the 2011 Proxy Materials, the Proposal is also excludable because it requires that the stockholders "micro-manage" complex affairs of Mohawk. The actions requested by the Proposal would unduly interfere with the duties, roles and responsibilities of management, probing deeply into the affairs that go beyond the capacity of stockholders to address at an annual meeting. See 1998 Release, Part III (noting policy of exclusion for "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.").

The Company manufactures and sells thousands of different products to thousands of customers, and both the product and customer base evolve over time. With respect to each product in this complex mosaic, management must continually evaluate the selection of products to offer, any raw material needed to manufacture them and the suppliers thereof, and whether any changes will be favorably received by customers and other stakeholders. These evaluations, which are impacted by the issues identified in the Proposal, should only be made by individuals who are intimately involved in the complex affairs of Mohawk, such as the Company's management team.

Thus, the actions requested by the Proposal are not suitable for stockholders as a group, as they are not in a position to make an informed judgment, and it would involve the stockholders of Mohawk in the Company's day-to-day decisions regarding raw materials, suppliers and, potentially, what products the Company sells. *See, e.g., Lowe's Companies, Inc.* (Feb. 1, 2008) (proposal regarding sale of product deemed excludable); *Walgreen Co.* (Oct. 13, 2006) (proposal seeking report on toxicants in company's cosmetics and describing options for safer use excludable as dealing with ordinary business operations of ability to select sale of particular product); *PetSmart, Inc.* (Apr. 14, 2006) (proposal seeking report on whether company will establish policy prohibiting sale of entire class of animals excludable as dealing with ordinary business operations of ability to sell a particular product); *Wal-Mart Stores, Inc.* (Feb. 27, 2008) (proposal seeking report on reduction of customer's exposure to toxic substances in products excludable as relating to ordinary business operations of ability to select sale of particular products). Further, the actions required by the Proposal involve stockholders in each and every decision noted above, particularly regarding supplies used in products, which the Staff has found excludable on a number of occasions. See *WPS Resources Corp.* (Feb. 16, 2001) (shareholder proposal requesting utility company develop new co-generation facilities and improve energy efficiency excludable as involving the choice of technologies); *Borden, Inc.* (Jan. 16, 1990) (proposal requesting report related to food preparation process excludable as ordinary business operations related to choice of process and supplies used in preparation of product).

To conclude, the Proposal relates to Mohawk's ordinary business operations for two reasons: (a) the report requested by the Proposal, as well as the underlying purpose of the report, involves the stockholders in the conduct of the Company's ordinary day-to-day business operations that cannot, as a practical matter, be subject to direct stockholder oversight, and (b) concerns the production of all of the Company's products and requires that stockholders enter into the extremely detailed process of evaluating products to sell, materials used in manufactured products, the suppliers thereof and, consequently, whether to offer certain products or not, all of which are complex matters in which stockholders are not in a position to make an informed judgment. Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business operations, the Proposal may be excluded under Rule 14a-8(i)(7).

4. Conclusion

In order to facilitate transmission of the Staff's response to our request during the highest volume period of the stockholder proposal season, our facsimile number is (404) 253-8380 and the Proponent's facsimile number is (212) 681-4468. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix C.

Based on the foregoing, Mohawk respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2011 Proxy Materials. If the Staff does not concur with Mohawk's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call the undersigned at (404) 881-7951 if you should have any questions or need additional information or as soon as a Staff response is available. We appreciate your attention to this request.

Sincerely,



R. David Patton

cc: James T. Lucke
Vice President and General Counsel
Mohawk Industries, Inc.
160 South Industrial Boulevard
Calhoun, GA 30701

The Comptroller of the State of New York,
as Sole Trustee of the New York State Common
Retirement Fund (Proponent)
633 Third Avenue – 31st Floor
New York, NY 10017
Attn: Patrick Doherty

LEGAL01/13156142v2

Appendix A

Proposal

THOMAS P. DiNAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

December 1, 2010

Ms. Barbara M. Goetz
Corporate Secretary
Mohawk Industries, Inc.
P.O. Box 12069
160 South Industrial Boulevard
Calhoun, Georgia 30703

Rec'd 12-06-2010

Dear Ms. Goetz:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Mohawk Industries, Inc. of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Mohawk Industries, Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,



Patrick Doherty
pd:jm
Enclosures

WHEREAS, the UN Global Compact asks companies to adopt and implement, within their sphere of influence, a set of core values in the areas of human rights, labor standards, the environment and anti-corruption; and

WHEREAS, the UN Global Compact-Accenture CEO Study 2010, "A New Era of Sustainability", found that CEOs reported that the integration of sustainability issues into supply chains as the most significant performance gap in achieving sustainability; and

WHEREAS, in order to ensure that workers in their supply chain are safe and treated fairly with respect and dignity, many companies have established a Supplier Code of Conduct by drawing on internationally recognized standards; and

WHEREAS, a study by Aaron Bernstein and Christopher Greenwald, "Benchmarking Corporate Policies on Labor and Human Rights in Global Supply Chains," (Pension and Capital Stewardship Project Labor and Work-Life Program Harvard Law School, Nov. 2009 http://www.law.harvard.edu/programs/lwp/pensions/publications/occpapers/occasionalpapers5.pdf), found that a majority of the Company's competitors have adopted specific policies to mitigate the risk of labor and human rights abuses in their supply chains; and

WHEREAS, the long-term interests of shareholders would be better served if the Company required its suppliers to comply with a code of conduct on labor and human rights, and measured and publicly reported on their performance using internationally recognized human rights standards and measurement protocols;

THEREFORE, BE IT RESOLVED: the shareholders request that:

(1) the Company commit itself to the implementation of a code of conduct based on the core labor rights standards of the United Nations' International Labor Organization (ILO) which require that all workers have the right to form and join trade unions and bargain collectively (Conventions 87 and 98), workers' representatives not be subject to discrimination(Convention 135), equality of opportunity and treatment be provided (Conventions 100 and 111), and that there be no forced, bonded or child labor (Conventions 29,105, and 138), and

(2) that the Company publish annually an independently verified sustainability report on labor and human rights risk mitigation in its supply chain, similar to those published by leading companies through their membership in multi-stakeholder groups. Among other important disclosures, such report should include objective assessments and measurements of performance on workplace safety, and human and worker rights, using internationally

recognized standards, indicators and measurement protocols. In addition, the report should include incidents of non-compliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation.

Statement in Support

A company can best identify and mitigate in a timely way the risks posed by the human and labor rights violations of its suppliers by developing and rigorously implementing a risk-management framework which enables it to monitor and verify its suppliers' performance against internationally recognized standards of human and labor rights, using measurable and verifiable indicators of performance. Reporting annually on sustainability in these terms would strengthen the company's ability to assess its suppliers' performance, to hold its suppliers accountable, help to drive performance improvements, and enable investors to better understand and assess potential reputational and /or operational risks.

Appendix B

Code of Conduct

Mohawk Home Code of Conduct

At Mohawk Home, we are committed to:

- A standard of excellence in every aspect of our business and in every corner of the world.
- Ethical and responsible conduct in all of our operations.
- Respect for the rights of all individuals.
- Respect for the Environment.

We expect these same commitments to be shared by all manufacturers of Mohawk merchandise. At a minimum, we require that all manufacturers of Mohawk merchandise meet the following standards:

Child Labor Manufacturers will not use child labor.

The term "child" refers to a person younger than 15 (or 14 where local law allows) or, if higher, the local legal minimum age for employment or the age for the completing compulsory education.

Manufacturers employing young persons who do not fall within the definition of "children" will also comply with any laws and regulations applicable to such persons.

Involuntary Labor Manufacturers will not use any forced or involuntary labor, whether prison, bonded, indentures or otherwise.

Coercion and Harassment Manufacturers will treat each employee with dignity and respect, and will not use corporal punishment, threats of violence or other forms of physical, sexual, psychological or verbal harassment or abuse.

Nondiscrimination Manufacturers will not discriminate in hiring and employment practices, including salary, benefits, advancement, discipline, termination or retirement, on the basis of race, religion, age, nationality, social or ethnic origin, sexual orientation, gender, political opinion or disability.

Association Manufacturers will respect the rights of employees to associate, organize and bargain collectively in a lawful and peaceful manner, without penalty or interference.

Health and Safety Manufacturers will provide employees with a safe and healthy work place in compliance with all applicable laws and regulations, ensuring at minimum reasonable access to portable water and sanitary facilities, fire safety, and adequate lighting and ventilation.

Manufacturers will also ensure that the same standards of health and safety are applied in any housing that they provide for employees.

Compensation

We expect manufacturers to recognize that wages are essential to meeting employees' basic needs. Manufacturers will at a minimum comply with all applicable wage and hour laws and regulations. Including those relating to minimum wages, overtime, maximum hours, piece rates and other elements of compensation, and provide legally mandated benefits. If local laws do not provide for overtime pay manufacturers will pay at least regular wages for overtime work. Except in extraordinary business circumstances, manufacturers will not require employees to work more than the lesser of (a) 48 hours per week and 12 hours overtime or (b) the limits on regular and overtime hours allowed by local law or, where local law does not limit the hours or work, the regular work week in such country plus 12 hours overtime, In addition, except in extraordinary business circumstances employees will be entitled to at least one day off in every seven-day period.

Where local industry standards are higher than applicable legal requirements, we expect manufacturers to meet the higher standards.

Protection of the Environment

Manufactures will comply with all applicable environmental laws and regulations.

Other Laws

Manufacturers will comply with all applicable laws and regulations, including those pertaining to the manufacture, pricing, sale and distribution of merchandise.

All references to applicable laws and regulations in this Code of Conduct include local and national codes, rules and regulations as well as applicable treaties and voluntary industry standards.

Subcontracting

Manufacturers will not use subcontractors for the manufacture of Mohawk merchandise or components thereof without Mohawk's express written consent, and only after the subcontractor has entered into a written commitment with Mohawk to comply with this Code of Conduct.

Monitoring and Compliance

Manufacturers will authorize Mohawk and its designated agents (including third parties) to engage in monitoring activities to confirm compliance with the Code of Conduct, including unannounced on-site inspections of manufacturing facilities and employer-provided housing; reviews of books and records relating to employment matters; and private interviews with employees. Manufacturers will maintain on site all documentation that may be needed to demonstrate compliance with this Code of Conduct.

Publication

Manufacturers will take appropriate steps to ensure that the provisions of this Code of Conduct are communicated to employees, including the prominent posting of a copy of this Code of Conduct, in local language and in a place readily accessible to employees, at all times.